                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   SCHEDULE TO
                                (AMENDMENT NO. 2)
                                  (Rule 13e-4)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                         PROGENICS PHARMACEUTICALS, INC.
                       (Name of Subject Company (Issuer))

                         PROGENICS PHARMACEUTICALS, INC.
                        (Name of Filing Person (Offeror))

                  Options Under Progenics Pharmaceuticals, Inc.
                 Amended and Restated 1996 Stock Incentive Plan
              to Purchase Common Stock, Par Value $0.0013 Per Share
                         (Title of Class of Securities)

                                   743187 10 6
                      (CUSIP Number of Class of Securities)
                            (Underlying Common Stock)

                               Philip K. Yachmetz
                          General Counsel and Secretary
                         Progenics Pharmaceuticals, Inc.
                           777 Old Saw Mill River Road
                            Tarrytown, New York 10591
                                 (914) 789-2800
                  (Name, address and telephone number of person
               authorized to receive notices and communications on
                            behalf of filing person)

                            CALCULATION OF FILING FEE




-----------------------------------------------------------------------
      Transaction valuation*                      Amount of filing fee
-----------------------------------------------------------------------
           $7,025,000                                   $1,405**
-----------------------------------------------------------------------

* Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 468,500 shares of common stock of Progenics Pharmaceuticals, Inc. having an exercise price of $20.00 will be issued in exchange for currently outstanding options pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

**  Previously paid.
[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:            Not applicable.   Filing party:               Not applicable.
Form or Registration No.:          Not applicable.   Date filed:                 Not applicable.

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:
[ ] third party tender offer subject to Rule 14d-1.
[X] issuer tender offer subject to Rule 13e-4.
[ ] going-private transaction subject to Rule 13e-3.
[ ] amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer. [X]

This Amendment No. 2 and Final Amendment to the Tender
Offer Statement on Schedule TO amends and supplements the Tender Offer Statement on Schedule TO relating to an offer to employees by the Company to exchange outstanding options to purchase shares of our common stock, par value $.0013 (the "Common Stock") granted on January 1, 2000 and January 7, 2000 and, solely with regard to those employees hired on or between January 1, 2000 and February 28, 2001, options granted on such employees' original date of employment under the Company's Amended and Restated 1996 Stock Incentive Plan to purchase shares of Common Stock, for new options (the "New Options") to purchase shares of the Common Stock to be granted under the same plan, upon the terms and subject to the conditions described in the Offer to Exchange and the related Election Concerning Exchange of Stock Options form (the "Election Form" and, together with the Offer to Exchange, as they may be amended from time to time, the "Offer")

Item 4.  Terms of the Transaction

Item 4 of the Schedule TO is hereby amended to add to following sentences:

The offer expired on June 23, 2001. We have accepted for cancellation options to purchase 264,000 shares of Common Stock. We will issue the New Options to purchase 264,000 shares of Common Stock in exchange for the options surrendered in the exchange offer. In addition, on June 25, 2001, we issued new options to purchase 31,600 shares of Common Stock, with an exercise price of $19.15 per share, to eligible employees who chose not to participate in the exchange offer.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and restated as follows so as to add Exhibit (a)(6) attached hereto:

(a)      (1)      Offer to Exchange, dated May 25, 2001.*

         (2)      Form of Election Concerning Exchange of Stock Options.*

         (3) Progenics Pharmaceuticals, Inc. Annual Report on Form 10-K for its fiscal year ended December 31, 2000 filed with the Securities and Exchange Commission on March 30, 2001 and incorporated herein by reference.*

         (4) Progenics Pharmaceuticals, Inc. Quarterly Report on Form 10-Q for its fiscal quarter ended March 31, 2001, filed with the Securities and Exchange Commission on May 15, 2001 and incorporated herein by reference.*

         (5)      Memorandum to Employees from Paul J. Maddon, M.D., Ph.D.*

         (6) Supplement, dated June 13, 2001, to Offer to Exchange, dated May 25, 2001.*

         (7) Memorandum to Employees, dated June 25, 2001, from Philip K. Yachmetz, Esq.

(b)      Not applicable.

(d)      (1)      Progenics Pharmaceuticals, Inc. Amended and Restated 1996
                  Stock Incentive Plan filed as an exhibit to the Company's
                  Quarterly Report on Form 10-Q for its fiscal quarter ended
                  September 30, 1999 and incorporated herein by reference.*

(g)      Not applicable.

(h)      Not applicable.

-------------------------
*  Previously filed.


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







                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct. Progenics Pharmaceuticals, Inc.



                                                 /s/ PHILIP K. YACHMETZ, ESQ.
                                                 --------------------------
                                                 Philip K. Yachmetz, Esq.
                                                 General Counsel and Secretary
                                                 Date: June 28, 2001




















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